PHAT SCOOTERS, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



Independent Accountant's Review Report

To Management
Phat Scooters, Inc.
Tempe, Arizona

We have reviewed the accompanying balance sheet of Phat Scooters, Inc. as of December 31, 2019 and 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 12, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

PHAT SCOOTERS, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

ASSETS

		2019	2018
CURRENT ASSETS			
Cash		$ 36,385	$ 128,245
Accounts Receivable		22,666	46,817
Inventory		722,886	228,766
Pre-Paid Expenses		108,434	-
Pre-Paid Inventory		1,389,131	-
	TOTAL CURRENT ASSETS	2,279,502	403,828
NON-CURRENT ASSETS			
Restricted Cash		2,000,000	-
Equipment		217,379	44,777
Leasehold Improvements		50,000	50,000
Vehicles		43,847	43,847
Software		10,729	-
Website		125,386	-
Furniture		15,770	-
Accumulated Depreciation		(80,155)	(22,412)
	TOTAL NON-CURRENT ASSETS	2,382,956	116,212
	TOTAL ASSETS	4,662,458	520,040

PHAT SCOOTERS, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

_____

	2019	2018
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	544,610	24,300
Unearned Revenue	851	600
Notes Payable, Current	3,753,603	151,228
Discount on Notes Payable	(56,608)	-
TOTAL CURRENT LIABILITIES	4,242,455	176,128
NON-CURRENT LIABILITIES		
Notes Payable	527,497	32,377
TOTAL LIABILITIES	4,769,953	208,504
SHAREHOLDERS' EQUITY		
Common Stock (12,000,000 shares authorized;	283	283
2,825,000 issued; $.0001 par value)		
Preferred Stock (2,562,450 shares authorized;	248	226
2,478,520 issued; $.0001 par value)		
Additional Paid in Capital	1,122,841	760,050
Retained Earnings (Deficit)	(1,230,866)	(449,023)
TOTAL SHAREHOLDERS' EQUITY	(107,494)	311,535
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,662,458	$ 520,040

-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2


PHAT SCOOTERS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____


	2019	2018
Operating Income		
Sales, Net	$ 2,747,844	$ 2,163,035
Cost of Goods Sold	(709,065)	(857,728)
Gross Profit	2,038,779	1,305,307
Operating Expense		
Salaries & Wages	1,048,907	595,232
Selling & Marketing	769,822	570,176
General & Administrative	454,906	199,081
Research & Development	110,000	32,655
Rent	99,826	66,215
Professional Fees	91,048	88,881
Depreciation	57,743	17,362
	2,632,252	1,569,602
Net Income from Operations	(593,473)	(264,295)
Other Income (Expense)		
Interest Expense	(188,377)	(100,469)
Interest Income	7	-
Net Income	$ (781,843)	$ (364,765)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

PHAT SCOOTERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (781,843)	$ (364,765)
Change in Accounts Payable	520,310	14,531
Depreciation	57,743	17,362
Change in Accounts Receivable	24,151	(40,090)
Change in Unearned Revenue	251	600
Change in Pre-Paid Expenses	(108,434)	-
Change in Inventory	(494,120)	(103,426)
Change in Pre-Paid Inventory	(1,389,131)	-
Net Cash Flows From Operating Activities	(2,171,073)	(475,788)
Cash Flows From Investing Activities		
Purchase of Software	(10,729)	-
Purchase of Furniture	(15,770)	-
Purchase of Website	(125,386)	-
Purchase of Equipment	(172,602)	(38,977)
Purchase of Vehicles	-	(43,847)
Leasehold Improvements	-	(50,000)
Net Cash Flows From Investing Activities	(324,487)	(132,825)
Cash Flows From Financing Activities		
Change in Notes Payable	4,040,888	80,882
Issuance of Stock	362,813	487,605
Change in Restricted Cash	(2,000,000)	-
Net Cash Flows From Investing Activities	2,403,701	568,487
Cash at Beginning of Period	128,245	168,370
Net Increase (Decrease) In Cash	(91,860)	(40,125)
	$ 36,385	$ 128,245

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

4

PHAT SCOOTERS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

| | Common Stock | | Preferred Stock | | Additional Paid | Retained Earnings | Total Shareholders' |
	Number	Amount	Number	Amount	in Capital		Equity
Balance at December 31, 2017	2,825,000	$ 283	2,175,000	$ 218	$ 272,453	$ (84,258)	$ 188,695
Issuance of Stock	-	-	80,214	8	487,597		487,605
Net Income						(364,765)	(364,765)
Balance at December 31, 2018	2,825,000	$ 283	2,255,214	$ 226	$ 760,050	$ (449,023)	$ 311,535
Issuance of Stock	-	-	223,306	22	362,791		362,813
Net Income						(781,843)	(781,843)
Balance at December 31, 2019	2,825,000	$ 283	2,478,520	$ 248	$ 1,122,841	$ (1,230,866)	$ (107,494)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Phat Scooters, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company manufactures electric scooters and is headquartered in Tempe, Arizona.

Prior to December 31, 2019, the Company was organized as a limited liability company. The financial statements have been prepared to reflect the Company's current structure as a corporation.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Restricted Cash

Restricted Cash represents a deposit the Company made to secure a line of credit. The agreement has subsequently been cancelled and the Company expects to receive the deposit during fiscal year 2020.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company's main line of business is selling custom electric scooters.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Inventory

The Company values inventory at the lower of historic cost or market value.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a double-declining basis over management's estimate of each asset's useful life.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2022 and may be renewed at the option of the Company at the then-current market rate. The initial monthly payment amounts to $6,922 and will increase 5% each year. Future minimum payments due are as follows:

2020- $86,871
2021- $91,215
2022- $ 7,632

Advertising

The Company records advertising expenses in the year incurred.

Research & Development

The Company records research & development expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

During fiscal years 2019 and 2018, the Company was organized as a partnership. As such, all items or income and expense were reported by the Company's members on their individual tax returns. The Company is currently subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

NOTE C- DEBT

In 2019, the Company issued a note payable in exchange for $210,000 for the purpose of funding continuing operations ("the Note"). The Note requires daily payments amounting to 17% of daily sales with a minimum payment of $39,200 required every 60 days. Financing costs associated with the Note amount to $25,200, which has been reflected as a contra-liability and will be amortized over the life of the Note. Future minimum required payments amount to:

    2020: $196,000

In 2019, the Company issued a series of notes payable in exchange for $477,550 for the purpose of purchasing inventory ("the Notes"). Payment of the Notes is based on sales of the financed inventory over a two-week period with the payment due every four weeks. Financing costs associated with the Notes amount to $30,607, which has been reflected as a contra-liability and will be amortized over the life of the Note. The term of the Notes is four months. Future minimum required payments amount to:

    2020: $291,405

In 2018, the Company issued a note payable in exchange for $38,847 for the purpose of purchasing a delivery van ("the Note"). The Note bears an interest rate of 8% per annum and a of six years. The monthly payment amounts to $683. Future minimum required payments amount to:

    2020: $8,196
    2020: $8,196
    2020: $8,196
    2020: $8,196
    2020: $6,147

During 2019, the Company issued a series of notes payable in exchange for $3,145,000 to Precedo Capital, LLC ("the Notes"). The Notes bear an interest rate ranging from 16-24% per annum. The Company will make monthly interest payments until maturity. The principle is due in full upon maturity. The Notes accompanied origination costs amounting to $49,350 which are reflected as a contra-liability and are being amortized on a straight-line basis over the life of the Notes. Future interest payments amount to:

    2020: $504,000

Subsequent to the period, an individual from Precedo Capital, LLC will join the Company's board of directors.

During 2019, the Company issued a promissory note in exchange for $500,000 for the purpose a deposit for a line of credit ("the Note"). The Note bears an interest rate of 14% per annuum. The Company will make monthly interest payments over the term of the loan. The principle of the Note is due back to the creditor one year after receipt of the line of credit deposit back.

NOTE D- EQUITY

Under the Company's articles of incorporation, the Company is authorized to issue 12,000,000 shares of $0.0001 par value Common Stock and 2,475,850 shares of $0.0001 par value Preferred Stock. The Preferred Stock was designated as the following

1,800,000 shares of Series A-1 Preferred Stock
  262,400 shares of Series A-2 Preferred Stock
  125,000 shares of Series A-3 Preferred Stock
   76,000 shares of Series A-4 Preferred Stock
  212,000 shares of Series A-5 Preferred Stock

The Company currently has two classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: Preferred shareholders have the right to vote on certain items of Company business at the rate of one voter per share of stock. This class encompasses five issues (Series A-1, A-2, A-3, A-4, A-5) which share identical rights. These rights include dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences as outlined below, voting rights (for class A-1 only on an as-converted basis). All classes of Preferred Stock are convertible into Common Stock at the holder's election at a dilution protected 1:1 rate.

In the event of liquidation, the order of preference shall be Series A-1 Preferred Stock at $0.1527 a share, Series A-2 Preferred Stock at $0.5731 a share, Series A-3 Preferred Stock at $0.8000 a share, Series A-4 Preferred Stock at $1.3122 a share, and Series A-5 Preferred Stock at $1.8855 a share then Common Stock. Total liquidation preferences amount to $1,075,000.

As of December 31, 2019, the number of shares issued and outstanding by class was as follows:

Series A-1 Preferred Stock	1,800,000
Series A-2 Preferred Stock	265,176
Series A-3 Preferred Stock	125,000
Series A-4 Preferred Stock	76,203
Series A-5 Preferred Stock	212,141
Common Stock	2,825,000

In 2019, the Company issued 223,306 of Preferred Stock in exchange for $1.62 per share for total cash proceeds of $362,813.

During 2019, the Company issued promissory notes that accompanied stock warrants. The warrants can be redeemed for a total of 687,493 common shares. The warrants will expire five years after issue.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and *Level 3* - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 11, 2020, the date that the financial statements were available to be issued.

Subsequent to the period, the Company formed a wholly owned subsidiary, Riding Phat, LLC. This entity will be creating a television series documenting the Company. The Company has made an initial investment of $15,000 and loaned approximately $36,000 to Riding Phat, LLC.